EMI

04 MAR -9 AM 7:21

04010415

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

2nd March, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st March 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 2nd March 2004 confirming that ING Bank Global Custody NV, as the nominee of Talpa Beheer B.V., has decreased its holding of EMI Group plc Ordinary Shares of 14p each and, as at 26th February 2004, had interests in 28,525,000 shares, being 3.62% of the shares in issue.

Yours faithfully,

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 3/9

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/18

Company Announcements Office,
London Stock Exchange.

2nd March, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by ING Bank NV, in a letter dated and received by fax on 2nd March 2004, that ING Bank Global Custody NV, as the nominee for Talpa Beheer B.V., has decreased its holding of EMI Group plc Ordinary Shares of 14p each and, as at 26th February 2004, had interests in 28,525,000 shares, being 3.62% of the shares in issue. As nominee for Talpa Beheer B.V., ING Bank Global Custody NV held a total of 13,225,000 of such shares together with a possible obligation to purchase a further 15,300,000 such shares arising from put options sold.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

04 MAR -9 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail

SUPPL

17th February, 2004.

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 4th February 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 17th February 2004, confirming that The Goldman Sachs Group, Inc. had, as at the close of business on 13th February 2004, decreased its interest in EMI Group plc Ordinary Shares of 14p each to 38,160,569 shares, being 4.84% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

04 MAR -9 AM 7:21

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/14

Company Announcements Office,
London Stock Exchange.

17th February, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax on 17th February 2004, that, as at the close of business on 13th February 2004, The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 38,160,569 shares, being 4.84% of the shares in issue. We were further notified that 7,562,777 shares were held by Goldman, Sachs & Co. and 30,597,792 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231